

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 1, 2011

Via E-mail
Mr. Paul Weston, Chief Financial Officer
Allied Healthcare International, Inc.
245 Park Avenue
New York, New York 10167

> **Re: Allied Healthcare International, Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2010**
> **Filed December 14, 2010**
> **File No. 001-11570**

Dear Mr. Weston:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended September 30, 2010

Directors, Executive Officers and Corporate Governance, page 53

1. Please confirm that in future filings you will provide the disclosure required by Item 401(e) of Regulation S-K regarding the specific experience, qualifications, attributes, or skills that led to the conclusion that Alexander (Sandy) Young should serve as a director for the company. Please provide us with the disclosure you propose to include in future filings with respect to the Item 401(e) disclosure regarding Alexander Young.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Erin Wilson at (202) 551-6047 or David Link at (202) 551-3356 with any questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director